                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)



                         First Commonwealth Corporation
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   319828208
                                 (CUSIP Number)

                                  Jill Martin
                          First Southern Bancorp, Inc.
                P.O. Box 328, Stanford, KY. 40484 (606 365-3555)
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                            [SEE INTRODUCTORY COMMENT]
             (Date of Event which requires filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ]

CUSIP No. 319828208            13D                           Page 2 of 26 Pages
- ------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               First Southern Funding, LLC
- ------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)  [ ]
               (b)  [X]
- ------------------------------------------------------------------------------
3              SEC USE ONLY
- ------------------------------------------------------------------------------
4              SOURCE OF FUNDS
               AF
- ------------------------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

- ------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION
               Kentucky
- ------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                              0*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                               0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                                 0*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                      0*
- ------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON
             0*
- ------------------------------------------------------------------------------
12           CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
             EXCLUDES CERTAIN
             SHARES (SEE INSTRUCTIONS)     [X]
- ------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             0%
- ------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON
             CO
- ------------------------------------------------------------------------------
*  See response to Item 5

CUSIP No.  319828208              13D                        Page 3 of 26 Pages
--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              First Southern Bancorp, Inc.
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a)  [   ]
              (b)  [X]
--------------------------------------------------------------------------------
3             SEC USE ONLY
--------------------------------------------------------------------------------
4             SOURCE OF FUNDS
              WC, BK
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                            1,217*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                                0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                               1,217*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                        0*
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON
             1,217*
--------------------------------------------------------------------------------
12           CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)     [X]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             2.2%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON
             HC
--------------------------------------------------------------------------------

* See response to Item 5

CUSIP No. 319828208              13D                         Page 4 of 26 Pages
--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Jesse T. Correll
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a)  [   ]
             (b)  [X]
--------------------------------------------------------------------------------
3            SEC USE ONLY
--------------------------------------------------------------------------------
4            SOURCE OF FUNDS
             AF
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                               0
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            See response to Item 5
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                                  0
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                    See response to Item 5
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON
             See response to Item 5
--------------------------------------------------------------------------------
12           CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
             EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)     [X]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              See response to Item 5
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON
               IN

CUSIP No. 319828208              13D                         Page 5 of 26 Pages
--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              First Southern Capital Corp., LLC
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a)  [   ]
              (b)  [X]
--------------------------------------------------------------------------------
3             SEC USE ONLY
--------------------------------------------------------------------------------
4             SOURCE OF FUNDS
              00
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                              0*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                               0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                                 0*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                       0*
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON
             0*
--------------------------------------------------------------------------------
12           CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
             EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)     [X]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             0%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON
             CO
--------------------------------------------------------------------------------

*  See response to Item 5

CUSIP No. 319828208              13D                         Page 6 of 26 Pages
--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             First Southern Investments, LLC
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a)  [ ]
             (b)  [X]
--------------------------------------------------------------------------------
3            SEC USE ONLY
--------------------------------------------------------------------------------
4            SOURCE OF FUNDS
             00
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                            0*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                             0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                               0*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                     0*
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON
             0*
--------------------------------------------------------------------------------
12           CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)      [X]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             0%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON
             CO
--------------------------------------------------------------------------------

* See response to Item 5

CUSIP No.  319828208              13D                        Page 7 of 26 Pages
--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Dyscim Holding Co., Inc.
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a)  [   ]
              (b)  [X]
--------------------------------------------------------------------------------
3             SEC USE ONLY
--------------------------------------------------------------------------------
4             SOURCE OF FUNDS
              OO
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                            0*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                             0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                               0*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                     0*
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON
             0*
--------------------------------------------------------------------------------
12           CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)     [X]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             0%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON
             CO
--------------------------------------------------------------------------------

* See response to Item 5

CUSIP No.  319828208              13D                        Page 8 of 26 Pages
--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              WCorrell, Limited Partnership
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a)  [   ]
              (b)  [X]
--------------------------------------------------------------------------------
3             SEC USE ONLY
--------------------------------------------------------------------------------
4             SOURCE OF FUNDS
              OO
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Georgia
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                            0*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                             0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                               0*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                     0*
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON
             0*
--------------------------------------------------------------------------------
12           CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)     [X]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             0%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON
             PN
--------------------------------------------------------------------------------

* See response to Item 5

CUSIP No.  319828208              13D                        Page 9 of 26 Pages
--------------------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Cumberland Lake Shell, Inc.
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a)  [ ]
              (b)  [X]
--------------------------------------------------------------------------------
3             SEC USE ONLY
--------------------------------------------------------------------------------
4             SOURCE OF FUNDS
              OO
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Kentucky
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                            0*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                             0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                               0*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                     0*
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON
             0*
--------------------------------------------------------------------------------
12           CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)     [X]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             0%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON
             CO
--------------------------------------------------------------------------------

* See response to Item 5

CUSIP No. 319828208              13D                        Page 10 of 26 Pages
--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Ward F. Correll
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a)  [ ]
             (b)  [X]
--------------------------------------------------------------------------------
3            SEC USE ONLY
--------------------------------------------------------------------------------
4            SOURCE OF FUNDS
             AF
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                               0
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                            See response to Item 5
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                                  0
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                    See response to Item 5
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON
             See response to Item 5
--------------------------------------------------------------------------------
12           CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
             EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)     [X]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             See response to Item 5
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON
             IN

Introductory Comment:

         This amendment updates information about the Reporting Persons, their ownership of shares of United Trust Corp, Inc., United Trust Group, Inc.'s ownership of shares of First Commonwealth Corporation, and positions held by Reporting Persons and their plans, to reflect changes that have occurred since the filing of Amendment 2. Jesse Correll assumed additional offices with First Commonwealth Corporation on March 27, 2000, and First Southern Bancorp, Inc. filed an election to become a financial holding company on April 17, 2000, as a result of which it can acquire additional shares of United Trust Group, Inc.

ITEM 1. SECURITY AND ISSUER

         Not amended.

ITEM 2. IDENTITY AND BACKGROUND

         The persons reporting on this Schedule 13D are Jesse T. Correll, First Southern Bancorp, Inc., First Southern Funding, LLC, First Southern Capital Corp., LLC, First Southern Investments, LLC, Ward F. Correll, WCorrell, Limited Partnership, Cumberland Lake Shell, Inc. and Dyscim Holding Co., Inc. (individually, each is referred to as a Reporting Person and collectively, the Reporting Persons). The name, citizenship or state of organization, principal employment or business, and the address of the principal office of each Reporting Person, are set forth below:


          (a) The name of this Reporting Person is Jesse T. Correll ("Mr. Correll").

          (b) The business address of Mr. Correll is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

          (c) Mr. Correll's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on are:

                  President and Director of First Southern Bancorp, Inc. (bank holding company), P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

          (d) During the last five years, Mr. Correll has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Mr. Correll was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Correll was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)     Mr. Correll is a citizen of the United States.

FIRST SOUTHERN BANCORP, INC. (FSBI) (a Kentucky corporation)

          (a)     The name of this Reporting Person is First Southern Bancorp,
                  Inc.

          (b)     The state of organization of FSBI is Kentucky.

          (c) The principal business of FSBI is a bank holding company. The address of the principal office of FSBI is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

          (d) During the last five years, FSBI has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, FSBI was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSBI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

A list of the directors, executive officers and controlling persons of FSBI, including information about their principal business address and principal occupation, is filed in Exhibit F and incorporated herein by reference.

                  All of the directors, executive officers and controlling persons of FSBI are citizens of the United States and during the last five years, none of these directors or executive officers or controlling shareholders
(i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

FIRST SOUTHERN FUNDING, LLC (FSF) (a Kentucky limited liability company)

         (a) The name of this Reporting Person is First Southern Funding, LLC. First Southern Funding, LLC is the successor by merger to First Southern Funding, Inc. Effective as of December 31, 1998, First Southern Funding, Inc. merged into First Southern Funding, LLC, with First Southern Funding, LLC as the surviving entity in the merger.

         (b)      The state of organization of FSF is Kentucky.

         (c) The principal business of FSF is investments. The address of the principal office of FSF is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         (d) During the last five years, FSF has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, FSF was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           A list of the managers, executive officers and controlling persons of FSF, including information about their principal business addresses and principal occupations, is filed in Exhibit F and incorporated herein by reference.

                  Each of the managers, executive officers and controlling persons of FSF is a citizen of the United States and during the last five years, such individual (i) has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

FIRST SOUTHERN CAPITAL CORP., LLC (FSC) (a Kentucky limited liability company)

         (a) The name of this Reporting Person is First Southern Capital Corp., LLC.

         (b)      The state of organization of FSC is Kentucky.

         (c) The principal business of FSC is an investment company. The address of the principal office of FSC is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         (d) During the last five years, FSC has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, FSC was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSBI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Managers and Controlling Persons of FSC:

           A list of the managers of FSC, including information about their principal business address and principal occupation, is filed in Exhibit F and incorporated herein by reference.

                  The managers of FSC are citizens of the United States and during the last five years, none of them (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

FIRST SOUTHERN INVESTMENTS, LLC (FSI) (a Kentucky limited liability company)

         (a)      The name of this Reporting Person is First Southern
                  Investments, LLC.

         (b)      The state of organization of FSI is Kentucky.

         (c) The principal business of FSI is an investment company. The address of the principal office of FSI is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         (d) During the last five years, FSI has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, FSI was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSBI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Executive Officer of FSI:

Name and Offices         Present Principal            Occupation or
HELD WITH FSI            BUSINESS ADDRESS               EMPLOYMENT

Randall L. Attkisson     P.O. Box 328                Vice President, Treasurer
 President               99 Lancaster Street         and Director of First
                         Stanford, KY 40484          Southern Bancorp, Inc.
                                                     (Bank holding company)

          A list of the members of FSI is filed as Exhibit F to this Report and is incorporated herein by reference.

          Mr. Attkisson and the members of FSI identified on Exhibit F are citizens of the United States and during the last five years, none of them (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

WARD F. CORRELL

          (a)     The name of this Reporting Person is Ward F. Correll.

          (b) The business address of Ward F. Correll is P.O. Box 430, 150 Railroad Drive, Somerset, KY 42502.

          (c)     Ward F. Correll's present principal occupation or   employment
                  and the name, principal business and address of any corporation or other organization in which such employment is carried on are:

         Controlling shareholder, Cumberland Lake Shell, Inc. (gasoline wholesaler), P.O. Box 430, 150 Railroad Drive, Somerset, KY 42502.

          (d)     During  the last  five  years,  Ward F.  Correll  has not been
                  convicted  of  a  criminal   proceeding   (excluding   traffic
                  violations or similar misdemeanors).

          (e) During the last five years, Ward F. Correll was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Ward F. Correll was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)     Ward F. Correll is a citizen of the United States.

WCORRELL, LIMITED PARTNERSHIP (a Georgia limited partnership)

          (a)     The name of this Reporting Person is WCorrell Limited
                  Partnership.

          (b)     The state of its organization is Kentucky.

          (c)     WCorrell,   Limited   Partnership's   principal   business  is
                  investments, and its principal office address is P.O. Box 430, 150 Railroad Drive, Somerset, KY 42502.

          (d) During the last five years, WCorrell, Limited Partnership has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, WCorrell, Limited Partnership was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which CLS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

A list of the general partners of WCorrell, Limited Partnership, including information about their principal business address and principal occupation, is filed in Exhibit F and incorporated herein by reference.

                  All of the general partners of WCorrell, Limited Partnership are citizens of the United States and during the last five years, none of these general partners (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUMBERLAND LAKE SHELL, INC. (CLS) (a Kentucky corporation)

          (a)     The name of this Reporting Person is Cumberland Lake Shell,
                  Inc.

          (b)     The state of organization of CLS is Kentucky.

          (c) The principal business of CLS is a gasoline wholesaler. The address of the principal office of CLS is P.O. Box 430, 150 Railroad Drive, Somerset, KY 42502.

          (d) During the last five years, CLS has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, CLS was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which CLS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

A list of the directors, executive officers and controlling persons of CLS, including information about their principal business address and principal occupation, is filed in Exhibit F and incorporated herein by reference.

                  All of the directors, executive officers and controlling persons of CLS are citizens of the United States and during the last five years, none of these directors or executive officers or controlling shareholders (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

DYSCIM HOLDING CO., INC. (a Kentucky corporation)

          (a)     The name of this Reporting Person is Dyscim Holding Co., Inc.

          (b)     The state of organization of Dyscim Holding Co., Inc. is
                  Kentucky.

          (c)     The  principal   business  of  Dyscim  Holding  Co.,  Inc.  is
                  investment activity and the address of its principal office is P.O. Box 328, 99 Lancaster Street, Stanford, KY 40484.

          (d) During the last five years, Dyscim Holding Co., Inc. has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Dyscim Holding Co., Inc. was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Dyscim Holding Co., Inc. was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

A list of the directors, executive officers and controlling persons of Dyscim Holding Co., Inc., including information about their principal business address and principal occupation, is filed in Exhibit F and incorporated herein by reference.

                  All of the directors, executive officers and controlling persons of Dyscim Holding Co., Inc. are citizens of the United States and during the last five years, none of these directors or executive officers or controlling shareholders (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not amended.

ITEM 4. PURPOSE OF TRANSACTION

         The purpose of the acquisition of shares of Common Stock is for investment purposes.

         As of May 4, 2000, the Reporting Persons beneficially own in excess of 50% of the outstanding shares of United Trust Group, Inc. (formerly, United Trust, Inc.) ("UTI"), and presently intend to acquire additional securities of UTI. UTI currently owns more than 80% of the outstanding Common Stock, and from time to time may purchase additional shares of Common Stock.

         In addition, one or more of the Reporting Persons may from time to time purchase shares of Common Stock in the open market or in privately negotiated transactions depending upon, among other things, market conditions, the market value of the Common Stock and the availability of shares for sale, the Reporting Person's liquidity and availability of funds or other similar factors.

         The Acquisition Agreement pursuant to which the Reporting Persons purchased shares of UTI common stock from UTI on November 20, 1998, contains continuing covenants by UTI and FSF following the closing, including the following:

         1. BOARD OF DIRECTORS. UTI has agreed to cause three persons designated by FSF to be appointed to the Board of Directors of UTI effective as of the closing date of the Acquisition Agreement (November 20, 1998). For each of the three annual elections of the UTI Board of Directors following the closing, UTI will cause three persons designated by FSF to be included in the management slate of directors recommended to the UTI shareholders for election to Board membership. UTI will not and will cause the UTI Board of Directors not to take any action that would increase the size of the Board of Directors for such three year period. In addition to the three persons designated, Ward Correll is a director of UTI.

         2. NO ADDITIONAL SHARES. For a period of three years following the closing of the Acquisition Agreement, UTI will not and will not permit any UTI affiliate to issue additional shares of capital stock or to issue or agree to issue any option, warrant or other instrument convertible into shares of capital stock without prior written consent of FSF.

         3. PENDING MERGER. FSF and UTI agreed to proceed with the merger of UTI and United Income, Inc., which merger became effective July 26, 1999.

         Three persons recommended by the Reporting Persons, including Jesse Correll, have been appointed directors of FCC and a fourth person, Ward Correll, is nominated to become a director, in addition to their appointment as directors of UTI. Jesse Correll also serves as chief investment officer for the life insurance subsidiaries of UTI, including FCC, and was also named Chairman and Chief Executive Officer of FCC, UTI, and three life insurance subsidiaries of UTI effective March 27, 2000, replacing Larry Ryherd as Chairman and CEO of these companies. As a result, they have a role in the management of UTI and FCC and have the ability to influence FCC and its strategic plans, and may recommend and implement changes in the management and/or the board of directors of FCC and its affiliates as they consider appropriate.

         Except as described above, the Reporting Persons do not presently have any plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of FCC, or the disposition of securities of FCC, (ii) an extraordinary corporate transaction involving FCC or its subsidiaries, (iii) the sale or transfer of a material amount of assets of FCC or its subsidiaries, (iv) a change in the present board of directors or management of FCC, (v) a material change in the present capitalization or dividend policy of FCC, (vi) any other material change in FCC's business or corporate structure, (vii) a change in FCC's charter or bylaws or other actions which may impede the acquisition of control of FCC by any person, (viii) a class of securities of FCC being delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of FCC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (x) any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

 (a-b) The beneficial ownership of shares of the Common Stock by each Reporting Person is as follows. Except where otherwise noted, each Reporting Person has sole voting and dispositive power over the shares shown as beneficially owned by it:

 Reporting Persons:
 First Southern Bancorp, Inc.                1,217 shares      2.2%
 First Southern Funding, LLC

 First Southern Capital Corp., LLC
 First Southern Investments, LLC
 Jesse T. Correll
 Ward F. Correll
 Dyscim Holding Co., Inc.
 Wcorrell, Limited Partnership
 Cumberland Lake Shell, Inc.
         Total<F1>                           1,217 shares      2.2%

 Others:
 United Trust Group, Inc.                   43,882 shares<F2> 80.5%


 <F1> Mr.  Correll,  FSBI,  FSF,  FSI and FSC have  agreed in  principle  to act together for the purpose of acquiring or holding equity securities of UTI. In addition, because of their relationships with these Reporting Persons, Ward F. Correll, Cumberland Lake Shell, Inc., Dyscim Holding Company, Inc. and WCorrell, Limited Partnership may also be deemed to be members of this group. Therefore, for purposes of this Schedule 13D, each may be deemed to have acquired beneficial ownership of the equity securities of UTI beneficially owned by each of the other Reporting Persons. In addition, by virtue of his ownership of voting securities of FSF, FSBI, and Dyscim Holding Co., Inc., Mr. Correll may be deemed to beneficially own the total number of shares of Common Stock owned by them, and may be deemed to share with them the right to vote and to dispose of such shares. Mr. Correll owns approximately 82% of the outstanding membership interests of FSF; he owns directly approximately 23% and companies he controls own approximately 36% of the outstanding voting stock of FSBI; and he owns 100% of the outstanding stock of Dyscim Holding Co., Inc. In addition, he is a manager of First Southern Capital Corp., LLC and First Southern Funding, LLC, and a managing general partner of WCorrell, Limited Partnership.

 <F2> The  Reporting  Persons beneficially  own, in the  aggregate, in excess of
50% of the shares of United Trust Group, Inc. as of May 4, 2000. Beneficial ownership of these shares of Common Stock by the Reporting Persons is disclaimed at this time. If these shares were combined with shares owned by the Reporting Persons, they would aggregate 45,099 shares.

         (c) The Reporting Persons have effected no transactions in the Common Stock of the Issuer since the most recent filing of an amendment to this 13D.

         The following transactions in the Common Stock of the Issuer were effected in private transactions by UTI since the most recent filing of an amendment to this Schedule 13D:


   DATE OF TRANSACTION            SHARES ACQUIRED            PRICE PER SHARE

         01/06/00                        3                        100.00

         01/12/00                        1                        100.00

         01/26/00                        1                        100.00

         01/26/00                        1                        100.00

         01/27/00                        3                        100.00

         02/21/00                        3                        100.00

         02/21/00                        1                        100.00

   DATE OF TRANSACTION            SHARES ACQUIRED            PRICE PER SHARE

         02/23/00                        9                         100.00

         03/07/00                        2                         100.00

         03/14/00                        2                         100.00

         03/17/00                        2                         100.00

         03/20/00                        1                         100.00

         03/22/00                        1                         100.00

         04/03/00                        2                         100.00


ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not amended.

ITEM 7: MATERIAL TO BE FILED AS EXHIBITS

         The following exhibits are filed with or incorporated by reference in this Schedule 13D:

Exhibit A-  Acquisition Agreement between FSF and UTI dated April 30, 1998, as amended May 29, 1998, including the following exhibits thereto: (i) Stock Purchase Agreement between FSF and Larry E. Ryherd dated April 30, 1998; (ii) Convertible Note Purchase Agreement between FSF and James E. Melville, George E. Francis, Brad M. Wilson, Joseph H. Metzger, Theodore C. Miller, Michael K. Borden and Patricia G. Fowler dated April 30, 1998; and (iii) Option Agreement between FSF and UTI dated April 30, 1998 (incorporated by reference to Exhibit A to the Schedule 13D filed by the Reporting Persons dated June 17, 1998, relating to the common stock of United Trust, Inc. (Commission No. 0-16867))

Exhibit B-  Agreement among Reporting Persons for the filing of a single
            Schedule 13D pursuant to Rule 13d-l(f)(l)

Exhibit C-  Business Loan  Agreement relating  to  the borrowing of funds by FSF
            (incorporated by reference to Exhibit C to the Schedule 13D filed by the Reporting Persons dated December 7, 1999, relating to the common stock of United Trust, Inc. (Commission No. 0-16867))

Exhibit D-  Business  loan   agreement  and  promissory  note relating   to  the
            borrowing of funds by FSBI (incorporated by reference to Exhibit D to the Schedule 13D filed by the Reporting Persons dated December 7, 1999, relating to the common stock of United Trust, Inc. (Commission
            No. 0-16867))

Exhibit E-  Promissory note  relating  to the borrowing of funds by FSF and FSBI
            (incorporated by reference to Exhibit H to the Schedule 13D filed by the Reporting Persons dated December 7, 1999, relating to the common stock of United Trust, Inc. (Commission No. 0-16867))

Exhibit F-  Directors, officers, members, general partners and controlling persons of Reporting Persons

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 4, 2000                         By: /S/ JESSE CORRELL
                                    Jesse T. Correll
                                    Attorney-in-Fact on behalf of each of the
                                    Reporting Persons*



* Pursuant to the Agreement among Reporting Persons dated January 7, 2000, for the filing of a single Schedule 13D pursuant to Rule 13d-1-(f)(1), each Reporting Person has authorized Jesse T. Correll to sign on behalf of such Reporting Person any Schedule 13D or amendments thereto that are required to be filed on behalf of the Reporting Persons to this Schedule 13D.

                                  EXHIBIT INDEX



EXHIBIT NO. DESCRIPTION


     A* Acquisition Agreement between FSF and UTI dated April 30, 1998, as amended May 29, 1998, including the following exhibits thereto: Stock Purchase Agreement between FSF and Larry E. Ryherd dated April 30, 1998; Convertible Note Purchase Agreement between FSF and James E. Melville, George E. Francis, Brad M. Wilson, Joseph H. Metzger, Theodore C. Miller, Michael K. Borden and Patricia G. Fowler dated April 30, 1998; and Option Agreement between FSF and UTI dated April 30, 1998

     B* Agreement among Reporting Persons for the filing of a single Schedule 13D pursuant to Rule 13d-l(f)(l)

     C**   Business Loan Agreement relating to the borrowing of funds by FSF

     D** Business loan agreement and promissory note relating to the borrowing of funds by FSBI

     E**   Promissory note relating to the borrowing of funds by FSF and FSBI

     F Directors, officers, members, general partners and controlling persons of Reporting Persons

* Incorporated by reference to the Schedule 13D, dated June 17, 1998, filed by the Reporting Persons relating to the common stock of United Trust, Inc. (Commission No. 0-16867)

**Incorporated by reference to the Schedule 13D, dated December 7, 1999, filed by the Reporting Persons relating to the common stock of United Trust, Inc. (Commission No. 0-16867)